06004192

BB 3/16 * AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-10888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 7th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Giambrone (212) 887-6776
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, John Duffy and Robert Giambrone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Keefe, Bruyette & Woods, Inc. for the year ended December 31, 2005 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operations Officer

Title

Signature

Chief Executive Officer

Title

Notary Public

KATHERINE M. McGUIRE
Notary Public, State of New York
No. 01MC6084540
Qualified in New York County
Commission Expires December 8, 20 06

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. at December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets		**2005**
Cash and cash equivalents	$	23,667
Securities purchased under resale agreements		30,633
Receivable from clearing broker		90,269
Accounts receivable		18,820
Securities owned, at market value:		
Equities		83,674
Corporate bonds		152,554
U.S. Government and agency securities		11,345
		247,573
Furniture, fixtures, and leasehold improvements, at cost, less accumulated depreciation and amortization of $13,230		23,309
Deferred tax assets		1,875
Other assets		20,053
Total assets	$	456,199

See accompanying notes to financial statements.

Liabilities and Stockholder's Equity		2005
Payable to clearing broker	$	78,729
Securities sold under repurchase agreements		2,275
Securities sold but not yet purchased, at market value:		
Equities		21,186
Corporate bonds		12,191
U.S. Government and agency securities		63,621
		96,998
Accounts payable, accrued expenses, and other liabilities		115,087
Income taxes payable		5,540
Total liabilities		120,627
Commitments and contingencies		
Stockholder's equity:		
Common stock ($0.01 par, 10,000 shares authorized, 100 shares outstanding)		—
Retained earnings		157,570
Total liabilities and stockholder's equity	$	456,199

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization and Basis of Presentation*

Keefe, Bruyette & Woods, Inc. (the Company), a member of the New York Stock Exchange, is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds. The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions.

Effective August 1, 2005, the Company engaged in a corporate restructuring to create a holding company. The Company merged into KBWI Acquisition Corp, and became a wholly owned subsidiary of KBW, Inc. (the Parent) a newly formed holding company. Shareholders exchanged $0.01 par value common stock of the Company with $.01 par value common stock of the Parent. The Company's common stock in treasury was retired. In connection with the re-organization date and soon after the reorganization date, for no consideration the Company transferred it's investments in and advances to KBW Asset Management (KBWAM) and Keefe, Bruyette & Woods Limited (KBWL) at book value to the Parent. As a result of the reorganization, the Company's common stock was converted to 10,000 shares of authorized common stock of which 100 was issued. In addition, the book value stock purchase plan and equity related instruments, restricted stock units and notes issued to stockholders to acquire stock were transferred/converted to the Parent.

(b) *Clearing Arrangements*

The Company has an agreement with Pershing, a division of the Bank of New York, and Fortis LLC, whereby Pershing and Fortis LLC clear securities transactions for the Company, carry customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) *Cash Equivalents*

For purposes of the financial statements, the Company considers all money market and time deposits with maturities of three months or less to be cash equivalents. At December 31, 2005 cash equivalents totaled $23,667.

(d) *Securities and Options*

Securities and option transactions, including amounts receivable from clearing brokers, are recorded on a trade-date basis. Securities owned, including options, are valued at quoted market prices and are recorded in securities owned.

(e) *Securities not Readily Marketable*

Represent not readily marketable securities and certain publicly-traded securities held for long-term proprietary investment purposes, of financial services companies. Securities not readily marketable include investment securities (a) for which there is no market on a

securities exchange or no independent publicly quoted market price, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Publicly traded investments are valued at market. Securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities at December 31, 2005 included in securities owned totaled $20,298. Equity securities of $4,405 and Corporate Bonds of $16,293 were non readily marketable securities.

(f) ***Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements***

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The liabilities and assets, respectively, which result from these agreements are recorded in the statement of financial condition at the amounts at which the securities were sold or purchased, respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The market value of collateral accepted by the Company under resale agreements was $30,600 at December 31, 2005 subsequently all which has been sold or repledged.

(g) ***Investment Banking***

Investment banking revenues are recorded as follows: management fees as of the trade date, sales concessions on the trade date, merger and acquisition fees when amounts are due under terms of the engagement, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(h) ***Fixed Assets***

Furniture and fixtures are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(i) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial assets and liabilities are carried at fair market value or contracted amounts, which approximate fair value.

(j) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Related Party Transactions

KBWL and the Company have an agreement in which the Company provides for a payment to KBWL based on KBWL's expenses plus 5%. The agreement also provides that a payment to the Company be made by KBWL when KBWL's revenue exceeds its expenses by 5%. The amount payable to affiliates of the Company of $320 is included in other liabilities.

(3) Deferred Taxes

The Company will be included in the consolidated tax returns with the Parent. The financial statements of the Company have been prepared as if the Company was a stand alone entity.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2005 are as follows:

		2005
Deferred tax assets (liabilities):		
Other liabilities and accrued expenses	$	4,064
Investments		1,856
Total deferred tax assets		5,920
Less: Fixed assets		(4,045)
Net deferred tax assets	$	1,875

(Dollars in thousands)

Management believes that realization of the deferred tax asset is more likely than not based on reversing taxable temporary differences and anticipated future taxable income.

There are no valuation allowances recorded against deferred tax assets at December 31, 2005 since management has determined that is more likely than not that the benefits will be realized.

(4) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital requirements of the New York Stock Exchange (the NYSE) and the Securities and Exchange Commission's (the SEC) Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The NYSE and the SEC also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2005, the Company's regulatory net capital and excess net capital was $53,070 and $45,042, respectively.

(5) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under noncancelable lease agreements which expire between 2006 and 2016, respectively. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

Future minimum lease payments as of December 31, 2005 are as follows:

		Lease payments
Year:		
2006	$	10,293
2007		10,114
2008		9,802
2009		9,561
2010		9,549
Thereafter		55,692
	$	105,011

(b) *Litigation*

In the ordinary course of business, the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the financial position of the Company.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

(a) *Broker-Dealer Activities*

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) *Derivative Financial Instruments*

The Company's derivative activities consist of writing and purchasing listed equity options, futures on interest rate and currency products, for trading purposes and are included in securities owned at market value in the accompanying statement of financial condition. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

(Dollars in thousands)

A summary of the Company's listed options & futures contracts are as follows:

		Contract notional amount	Average fair value	End of period fair value
December 31, 2005:				
Purchased options	$	975	9	23
Written options		—	20	—
Written futures contracts		750	501	891

(7) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(8) Employee Profit-Sharing Retirement Plan

The Company has a defined contribution profit-sharing retirement plan in which all employees are entitled to participate based upon certain eligibility requirements. The plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the plan is determined based on 3% of employees' total compensation.

(9) Membership in Exchanges

Membership in exchanges are valued at cost and included in other assets on the statements of financial condition. At December 31, 2005, the Company held one seat on the New York Stock Exchange at a cost of $100. The last reported sale price at December 31, 2005 was $3,500.

(Dollars in thousands)

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Keefe, Bruyette & Woods, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a) (11) and for determining compliance with the exemption provisions of rule 15e3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-18.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15e3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2006